Exhibit 12.1

STORE Capital Corporation

Statements re Computation of Ratios

(in thousands, except ratios)

	Year ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations before income taxes	$162,491	$123,683	$84,044	$47,179	$22,473
Add: Fixed charges	121,720	105,998	82,541	68,534	39,180
Less: Interest capitalized	(1,242)	(818)	(759)	(575)	—
Total earnings available for fixed charges	$282,969	$228,863	$165,826	$115,138	$61,653

Fixed Charges:
Interest expense on indebtedness, net of amounts capitalized	$110,500	$97,913	$75,275	$60,813	$34,994
Amortization of deferred financing costs and other	9,978	7,267	6,507	7,146	4,186
Add back: Interest capitalized	1,242	818	759	575	—
Total fixed charges	$121,720	$105,998	$82,541	$68,534	$39,180

Ratio of earnings from continuing operations to fixed charges	2.3	2.2	2.0	1.7	1.6

Fixed charges	$121,720	$105,998	$82,541	$68,534	$39,180
Preferred stock dividends	—	—	—	14	16
Combined fixed charges and preferred stock dividends	$121,720	$105,998	$82,541	$68,548	$39,196

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	2.3	2.2	2.0	1.7	1.6